Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 O: 650-493-9300 F: 650-493-6811

February 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Ruairi Regan

Pam Howell

Re:	NightDragon Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted January 6, 2021

CIK No. 0001837067

Ladies and Gentlemen:

On behalf of our client, NightDragon Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated February 2, 2020, relating to the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). On behalf of the Company, we are concurrently publicly filing via EDGAR a revised draft of the Registration Statement (the “Registration Statement”).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement), all page references in this letter correspond to the pages of the Registration Statement.

Principal Stockholders, page 161

1.

We note the disclosure in footnote one that Mr. DeWalt is deemed the beneficial owner of the shares held by your sponsor. Please revise Mr. DeWalt’s ownership in the table and the officers and directors as a group, to reflect this beneficial ownership.

In response to the Staff’s comment, the Company has revised its disclosure on page 161 of the Registration Statement.

* * * * *

AUSTIN                BEIJING                 BOSTON                BRUSSELS                 HONG KONG                LONDON                LOS ANGELES                NEW YORK                PALO ALTO

SAN DIEGO                SAN FRANCISCO                SEATTLE                SHANGHAI                 WASHINGTON, DC                WILMINGTON, DE

U.S. Securities & Exchange Commission

February 9, 2021

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (206) 883-2535 or bking@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Bryan D. King

cc:	Steve Simonian, NightDragon Acquisition Corp.

  Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

  Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

  Alan F. Denenberg, Davis Polk & Wardwell LLP

  Derek Dostal, Davis Polk & Wardwell LLP